U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☒	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☐	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: _____________	Commission File Number: _________

Fire & Flower Holdings Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8 Canada (780) 540-7518

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System, 28 Liberty Street, New York, NY 10005, Telephone: (212) 894-8940

(Name, address (including zip code) and telephone number (including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares, no par value	The Nasdaq Stock Market LLC
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☐	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	☐	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

EXPLANATORY NOTE

Fire & Flower Holdings Corp. (the “Company”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or similar expressions or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the registrant believed are reasonable as of such date. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the registrant; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the registrant’s disclosure documents, such as the registrant’s annual information form filed on April 30, 2021 on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.141. Although the registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the registrant hereby incorporates by reference Exhibits 99.1 through 99.196, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the registrant has filed the written consent of the independent accountants named in the foregoing Exhibit as Exhibit 99.195 and 99.196 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of the Securities” in the registrant’s annual information form for the year ended January 30, 2021, attached hereto as Exhibit 99.141.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the registrant will disclose on its website, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on January 17, 2022, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$ 1.2520.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the registrant.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

FIRE & FLOWER HOLDINGS CORP.

By:	/s/ Trevor Fencott
Trevor Fencott
Chief Executive Officer

Dated: January 18, 2022

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EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	News Release - dated February 4, 2020
99.2	News Release - dated February 11, 2020
99.3	Material change report - dated February 20, 2020
99.4	Trust indenture - dated February 20, 2020
99.5	News release - dated March 2, 2020
99.6	News release - dated March 4, 2020
99.7	News release - dated March 18, 2020
99.8	News release - dated March 24, 2020
99.9	News release - dated April 6, 2020
99.10	News release - dated April 8, 2020
99.11	News release - dated April 13, 2020
99.12	News release - dated April 14, 2020
99.13	News release - dated April 15, 2020
99.14	Notice of the meeting and record date - dated April 16, 2020
99.15	News release - dated April 21, 2020
99.16	Press release (French) - dated April 28, 2020
99.17	Press release (English) - dated April 28, 2020
99.18	Early warning report (French) - dated April 28, 2020
99.19	Early warning report (English) - dated April 28, 2020
99.20	News release - dated April 28, 2020
99.21	Credit agreement - dated April 29, 2020
99.22	Trust indenture - dated April 29, 2020
99.23	Subscription receipt agreement - dated April 29, 2020
99.24	Annual information form for the year ended February 1, 2020
99.25	Ontario Form 13-502F1 (participation fee) for the year ended February 1, 2020
99.26	Audited annual financial statements for the years ended February 1, 2020 and February 2, 2019
99.27	Alberta Form 13-501F1 (participation fee) for the year ended February 1, 2020
99.28	Management’s discussion and analysis for the year ended February 1, 2020

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99.29	Certification of CFO in respect of the annual filings for the year ended February 1, 2020
99.30	Certification of CEO in respect of the annual filings for the year ended February 1, 2020
99.31	News release - dated April 30, 2020
99.32	News release - dated May 1, 2020
99.33	Material change report - dated May 1, 2020
99.34	Certification of CFO in respect of the refiled annual filings for the year ended February 1, 2020
99.35	Certification of CEO in respect of the refiled annual filings for the year ended February 1, 2020
99.36	Refiled management’s discussion and analysis for the year ended February 1, 2020
99.37	Material change report - dated May 5, 2020
99.38	News release - dated May 11, 2020
99.39	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated May 11, 2020
99.40	Virtual annual general and special meeting user guide dated May 20, 2020
99.41	Notice of meeting - dated May 20, 2020
99.42	Management information circular - dated May 20, 2020
99.43	Form of proxy - dated May 20, 2020
99.44	News release - dated June 8, 2020
99.45	News release - dated June 9, 2020
99.46	News release - dated June 15, 2020
99.47	Interim financial statements for the thirteen weeks ended May 2, 2020 and May 4, 2019
99.48	Management’s discussion and analysis for the thirteen weeks ended May 2, 2020
99.49	Certification of CFO in respect of the interim filings for the thirteen weeks ended May 2, 2020
99.50	Certification of CEO in respect of the interim filings for the thirteen weeks ended May 2, 2020
99.51	News release - dated June 16, 2020
99.52	Report of voting results - dated June 16, 2020
99.53	News release - dated June 26, 2020
99.54	News release - dated July 6, 2020
99.55	News release - dated July 23, 2020
99.56	News release - dated July 23, 2020
99.57	Notice of the meeting and record date for special meeting - dated July 24, 2020
99.58	Amendment agreement - dated July 31, 2020
99.59	Trust indenture - dated July 31, 2020
99.60	Material change report - dated August 5, 2020

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99.61	News release - dated August 11, 2020
99.62	Abridgement certificate - dated August 19, 2020
99.63	Notice of meeting - dated August 19, 2020
99.64	Management information circular - dated August 19, 2020
99.65	Form of proxy - dated August 19, 2020
99.66	News release - dated August 25, 2020
99.67	News release - dated August 27, 2020
99.68	News release - dated September 4, 2020
99.69	Interim financial statements for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019
99.70	Management’s discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020
99.71	Certification of CFO in respect of the interim filings for the thirteen and twenty-six weeks ended August 1, 2020
99.72	Certification of CEO in respect of the interim filings for the thirteen and twenty-six weeks ended August 1, 2020
99.73	News release - dated September 15, 2020
99.74	News release - dated September 15, 2020
99.75	Press release (French) - dated September 18, 2020
99.76	Press release (English) - dated September 18, 2020
99.77	Early warning report (French) - dated September 18, 2020
99.78	Early warning report (English) - dated September 18, 2020
99.79	News release - dated September 23, 2020
99.80	Amended and restated investor rights agreement - dated September 24, 2020
99.81	News release - dated October 14, 2020
99.82	News release - dated October 15, 2020
99.83	News release - dated November 2, 2020
99.84	News release - dated November 6, 2020
99.85	Share purchase agreement - dated November 11, 2020
99.86	Material change report - dated November 11, 2020
99.87	Report of exempt distribution - dated November 11, 2020
99.88	Preliminary short form prospectus - dated November 19, 2020
99.89	Qualification certificate - dated November 19, 2020
99.90	Decision document (preliminary) dated November 19, 2020
99.91	News release - dated November 23, 2020
99.92	Amendment to final short form prospectus - dated November 24, 2020

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99.93	Undertaking re short form prospectus - dated November 24, 2020
99.94	Final short form prospectus - dated November 24, 2020
99.95	Undertaking re short form prospectus - dated November 24, 2020
99.96	Decision document (final) - dated November 25, 2020
99.97	Decision document (amendment to final) - dated November 25, 2020
99.98	News release - dated November 30, 2020
99.99	News release - dated December 2, 2020
99.100	Agency agreement - dated December 2, 2020
99.101	Prospectus (non-pricing) supplement (ATM) - dated December 2, 2020
99.102	News release - dated December 3, 2020
99.103	Early warning report - dated December 4, 2020
99.104	News release - dated December 8, 2020
99.105	News release - dated December 15, 2020
99.106	Interim financial statements for the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019
99.107	Management’s discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020
99.108	Certification of CFO in respect of the interim filings for the thirteen and thirty-nine weeks ended October 31, 2020
99.109	Certification of CEO in respect of the interim filings for the thirteen and thirty-nine weeks ended October 31, 2020
99.110	Material change report - dated December 16, 2020
99.111	News release - dated December 21, 2020
99.112	Press release (French) - dated December 21, 2020
99.113	Press release (English) - dated December 21, 2020
99.114	Early warning report (French) - dated December 21, 2020

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99.115	Early warning report (English) - dated December 21, 2020
99.116	News release - dated January 18, 2021
99.117	News release - dated January 25, 2021
99.118	News release - dated February 1, 2021
99.119	News release - dated February 10, 2021
99.120	News release - dated February 16, 2021
99.121	News release - dated February 22, 2021
99.122	News release - dated March 2, 2021
99.123	Purchase option agreement - dated March 4, 2021
99.124	Intellectual property and trademark license agree1ment - dated March 4, 2021
99.125	Material change report - dated March 4, 2021
99.126	Trust indenture - dated March 4, 2021
99.127	News release - dated March 10, 2021
99.128	Notice of the meeting and record date - dated March 16, 2021
99.129	Notice of the meeting and record date - dated March 23, 2021
99.130	Notice of the meeting and record date - dated April 1, 2021
99.131	Notice of the meeting and record date - dated April 5, 2021
99.132	News release - dated April 19, 2021
99.133	News release - dated April 20, 2021
99.134	News release - dated April 21, 2021
99.135	News release - dated April 27, 2021
99.136	Audited annual financial statements for the years ended January 30, 2021 and February 1, 2020
99.137	Management’s discussion and analysis for the year ended January 30, 2021
99.138	Ontario Form 13-502F1 (participation fee) for the year ended January 30, 2021
99.139	Alberta Form 13-501F1 (participation fee) for the year ended January 30, 2021
99.140	News release - dated April 29, 2021
99.141	Annual information form for the year ended January 30, 2021
99.142	Certification of CFO in respect of the annual filings for the year ended January 30, 2021
99.143	Certification of CEO in respect of the annual filings for the year ended January 30, 2021
99.144	News release - dated May 3, 2021

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99.145	Notice of annual general and special meeting - dated May 7, 2021
99.146	Notice of annual general and special meeting - dated May 7, 2021
99.147	Management information circular - dated May 7, 2021
99.148	Form of proxy - dated May 7, 2021
99.149	News release - dated May 18, 2021
99.150	News release - dated May 21, 2021
99.151	News release - dated June 1, 2021
99.152	News release - dated June 7, 2021
99.153	Report of voting results - dated June 9, 2021
99.154	News release - dated June 9, 2021
99.155	Interim financial statements for the thirteen weeks ended May 1, 2021 and May 2, 2020
99.156	Management’s discussion and analysis for the thirteen weeks ended May 1, 2021
99.157	Certification of CFO in respect of the interim filings for the thirteen weeks ended May 1, 2021
99.158	Certification of CEO in respect of the interim filings for the thirteen weeks ended May 1, 2021
99.159	News release - dated June 15, 2021
99.160	News release - dated June 23, 2021
99.161	News release - dated June 28, 2021
99.162	News release - dated July 2, 2021
99.163	Press release (French) - dated July 2, 2021
99.164	Press release (English) - dated July 2, 2021
99.165	Early warning report (French) - dated July 2, 2021
99.166	Early warning report (English) - dated July 2, 2021
99.167	News release - dated August 4, 2021
99.168	News release - dated August 26, 2021
99.169	News release - dated September 8, 2021
99.170	Interim financial statements for the thirteen and twenty-six weeks ended July 31, 2021 and August 1, 2020
99.171	Management’s discussion and analysis for the thirteen and twenty-six weeks ended July 31, 2021
99.172	Certification of CFO in respect of the interim filings for the thirteen and twenty-six weeks ended July 31, 2021
99.173	Certification of CEO in respect of the interim filings for the thirteen and twenty-six weeks ended July 31, 2021
99.174	News release - dated September 14, 2021
99.175	News release - dated September 15, 2021
99.176	News release - dated October 5, 2021

10

99.177	News release - dated October 25, 2021
99.178	News release - dated October 28, 2021
99.179	News release - dated November 04, 2021
99.180	News release - dated November 29, 2021
99.181	Articles of amendment - dated November 29, 2021
99.182	News release - dated December 02, 2021
99.183	Material change report - dated December 03, 2021
99.184	News release - dated December 8, 2021
99.185	News release - dated December 9, 2021
99.186	News release - dated December 13, 2021
99.187	Interim financial statements for the thirteen and thirty-nine weeks ended October 30, 2021 and October 31, 2020
99.188	Management’s discussion and analysis for the thirteen and thirty-nine weeks ended October 30, 2021
99.189	Certification of CFO in respect of the interim filings for the thirteen and thirty-nine weeks ended October 30, 2021
99.190	Certification of CEO in respect of the interim filings for the thirteen and thirty-nine weeks ended October 30, 2021
99.191	News release - dated December 14, 2021
99.192	Loan Agreement – dated December 16, 2021
99.193	Material Change Report – dated December 16, 2021
99.194	News release - dated January 12, 2022
99.195	Consent of PricewaterhouseCoopers LLP
99.196	Consent of McGovern Hurley LLP

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